Exhibit (a)(1)(H)
SUPPLEMENT TO OFFER TO PURCHASE
S1 Corporation
Offer to Purchase for Cash Up to $55,000,000 in Value of Shares of its
Common Stock at a Purchase Price Not Greater Than $5.25 nor Less Than
$4.75 Per Share

THE TENDER OFFER HAS NOT BEEN EXTENDED. THE TENDER OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON DECEMBER 14, 2006, UNLESS THE TENDER OFFER IS EXTENDED.

S1 Corporation, a Delaware corporation (the “Company,” “we,” or “us”), is offering to purchase up to $55,000,000 in value of shares of its common stock, $0.01 par value per share (the “Common Stock”), at a price not greater than $5.25 nor less than $4.75 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in this Offer to Purchase, as supplemented hereby, and the Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Tender Offer”).

The Offer to Purchase, dated November 16, 2006 (the “Offer to Purchase”), is amended to add the following information to the end of “Information About S1 Corporation — Recent Developments” on page 30 of the Offer to Purchase:

On November 30, 2006, the Company implemented changes to its organization in order to reduce operating costs and accelerate the Company’s ability to execute against its business plan of establishing independent business units.

Specifically, the Company:

–	established a new business unit to address the unique needs of its Full-Service Banking Group;

–	merged the Enterprise Retail and Wholesale businesses in order to capitalize on the synergies in these markets; and

–	realigned expenses with anticipated revenue in the Enterprise business, and moved certain corporate functions, such as marketing, IT, desktop support, and hosting, into the individual business units.

The realignment will result in a reduction in force of approximately 120 employees, representing various functions. The Company expects the cost of one-time termination benefits to be between $3 million and $4 million, which will reduce cash. As we continue to implement the plan, the actual costs and benefits may change in amount and timing.

Matt Hale, President of North America Retail Banking, Global Wholesale Banking and Insurance Markets, resigned from the Company effective December 1, 2006. The Company has entered into a separation agreement with Mr. Hale, pursuant to which he will receive the unpaid portion of his 2006 annual bonus based on the Company’s year-end forecast as of December 19, 2006. In exchange for the equivalent of one month’s base salary, Mr. Hale has agreed to serve as a consultant to the Company until January 31, 2007. It is contemplated that in the near future Mr. Hale will exercise his vested options and sell all or substantially all of his Company common stock.

The Company has entered into a severance agreement with John Stone, Chief Financial Officer of the Company, pursuant to which the Company will pay Mr. Stone severance payments equal to 12 months of base salary in the event he is terminated by the Company without cause.

Except as otherwise set forth herein, the terms of the Offer and other information in the Offer to Purchase, dated November 16, 2006, remain as set forth in the Offer to Purchase filed with the Securities and Exchange Commission on November 16, 2006. References to the Offer to Purchase are intended to mean the Offer to Purchase as updated by this Supplement.

The date of this Supplement is December 1, 2006